Qiao Xing Universal Enters the Terminal Core Chip Technology
Field of Mobile Communications

     HUIZHOU, Guangdong, China, March 31 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it will enter the core technology field of mobile communications by jointly developing GSM terminal core chips with an overseas mobile communications terminal technology R+D company.

     Qiao Xing Universal, relying on the influence of Qiao Xing Group (one of China’s Top 500 companies), and the growing reputation of it’s subsidiary, CEC Telecom Ltd. (CECT), has attracted a number of high-tech companies with strong R&D capabilities, to cooperate, aiming to increase the company’s chances of success in one of the world’s most competitive mobile markets, in terms of the number of mobile manufacturers and production costs.

     Qiao Xing Mobile Communication Co., Ltd., subsidiary of Qiao Xing Universal, signed a letter of intent with an overseas mobile communications R&D and manufacturing enterprise on March 30, 2004, with the aim to develop quality, low-cost GSM terminal core chips to satisfy current demands in the China market. This overseas enterprise already has in place the required technology and R&D capacities to produce such low-cost GSM terminal core chips.

     This new partnership will solve the issue that China’s mobile manufacturers are in need of but not accessible to low-cost GSM terminal core chips.

     Wu Ruilin, chairman of Qiao Xing Universal, will follow the progress of this project to its end. It is scheduled that the first batch of GSM terminal core chips will be manufactured, for trial purposes, by CECT. Through the cooperation, Qiao Xing Universal’s subsidiaries, like CECT, will be independent from overseas manufacturers on GSM terminal core chip technology. Products from these subsidiaries will thus become more competitive in the mobile communications terminal product market. The cooperation will also pave the way for CECT to penetrate into the Eastern European mobile market.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc -0- 03/31/2004 /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com / /Web Site: http://www.cosun-xing.com / (XING)